PROMISSORY NOTE

I _____, A FULLY ACCREDITED INVESTOR UNDER THE DEFINITION OF THE EXCHANGE ACT OF 1934, AGREE TO LEND VERDISYS, INC. THE SUM OF $_____. THE TERM OF THE LOAN IS FOR ONE YEAR FROM THE DATE OF EXECUTION AND THE INTEREST RATE IS 8% SIMPLE INTEREST. THE LOAN ALSO ENTITLES THE LENDER TO A ____% WARRANT COVERAGE, WHICH PROVIDES THEM THE RIGHT TO PURCHASE _____ COMMON SHARES AT A PRICE OF $_____ PER SHARE AT ANY TIME WITHIN THE TERM OF THIS NOTE. A SEPARATE WARRANT AGREEMENT WILL BE ISSUED IN CONJUNCTION WITH THE LOAN.

THE NOTE MAY BE REPAID AT ANY TIME PRIOR TO ONE YEAR FROM THE DATE OF EXECUTION AT THE OPTION OF THE COMPANY.

THE PARTIES HERETO EXPRESSLY WAIVE DEMAND, PRESENTMENT FOR PAYMENT, NOTICE OF NONPAYMENT, PROTEST AND NOTICE OF PROTEST. LENDER ASSERTS THAT THEY A FULLY KNOWLEDGABLE OF THE COMPANY'S BUSINESS AND HAVE READ ALL AND ANY ASSOCIATED SEC FILINGS, INCLUDING RISK FACTORS.

SIGNED_____   SIGNED_____
LENDER   CFO VERDISYS, INC

DATE_____   DATE_____